Freeport-McMoRan Copper & Gold	Douglas N. Currault II
333 North Central Ave., Phoenix, AZ 85004	Assistant General Counsel
and Corporate Secretary
(602) 366-8093 Tel
(602) 453-2871 Fax
Douglas_Currault@fmi.com

May 30, 2013

Via EDGAR Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Attention: James Lopez

Re:	Freeport-McMoRan Copper & Gold Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed February 22, 2013
File No. 001-11307-01
Dear Mr. Lopez:
On behalf of Freeport-McMoRan Copper & Gold Inc. (the “Company”), we are submitting this letter in response to the comment received from the Commission's staff (the “Staff”) by email dated May 28, 2013, in connection with the Company's Form 10-K for the fiscal year ended December 31, 2012 (“Form 10-K”) filed with the Commission on February 22, 2013, as amended on April 23, 2013. We have reproduced below the full text of the Staff's comment in italics, which is followed by our response.

Form 10-K/A filed April 23, 2013

Executive Officer Compensation, page 9

Compensation Discussion and Analysis, page 9

Comment: We note your response letter dated May 16, 2013 and reissue the comment with respect to the prominence of the alternative tables. For example, alternative tables appear on pages 23 and 24, and the Summary Compensation Table required by Item 402 appears on page 30. Please confirm that in future filings any alternative tables will appear after the Summary Compensation Table.

Response: The Company confirms that in future filings any alternative tables will appear after the Summary Compensation Table, including in the Company's definitive proxy statement to be filed in connection with its 2013 annual meeting of stockholders. The Company

May 30, 2013

expects to file its definitive proxy statement with the Securities and Exchange Commission in early June.

___________________________________________________________

The Company represents to the Securities and Exchange Commission and its Staff that the Company is responsible for the adequacy and accuracy of the disclosures in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (602) 366-8093.
Sincerely,

/s/ Douglas N. Currault II

Douglas N. Currault II
Assistant General Counsel and
Corporate Secretary

cc:	Richard C. Adkerson
Kathleen L. Quirk
C. Donald Whitmire, Jr.